Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Jessica D. Burt
Partner
jburt@stradley.com
202.419.8409

April 4, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esquire

	Re:	Nationwide Variable Insurance Trust
File Nos. 002-73024 and 811-03213

Dear Ms. White:
On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT Fidelity Institutional AM® Worldwide Fund, NVIT NASDAQ-100 Index Fund and NVIT J.P. Morgan Inflation Managed Fund (each, a “Fund,” and collectively, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on January 29, 2025, with regard to Post-Effective Amendment No. 258 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”) on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 17, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission

NVIT FIDELITY INSTITUTIONAL AM® WORLDWIDE FUND AND NVIT NASDAQ-100 INDEX FUND PROSPECTUS

1.	Comment: Consider clarifying somewhere in the prospectus the significance of “Institutional AM” in the NVIT Fidelity Institutional AM® Worldwide Fund’s name.

Response: “Institutional AM®” is included in the Fund’s name per the trademark licensing agreement into which Registrant has entered with the Fund’s subadviser, FIAM LLC.

2.	Comment: Please provide completed fee tables and expense examples prior to the effective date of the Registration Statement.

Response: The Registrant has included completed fee tables and expense examples for all Funds as an exhibit to this correspondence.

3.	Comment: In the second paragraph under “Example” for each Fund, please consider removing the disclosure regarding “any expense limitation or fee waivers” if there are none disclosed in the fee tables.

Response:  The Registrant respectfully declines to revise the disclosure as requested, as it believes the use of the term “any” in the disclosure renders it broad enough to encompass both situations where (a) there is an expense limitation and/or fee waiver disclosed in the table, or (b) there is no such disclosure.

4.
Comment:  The first sentence under “Principal Investment Strategies” for the NVIT Fidelity Institutional AM® Worldwide Fund on page 2 states, “The Fund invests in equity securities issued throughout the world, including the United States.” Please clarify in disclosure whether this means “located throughout the world” or “headquartered throughout the world.”

Response: The Registrant has revised the referenced disclosure as follows:

The Fund invests in equity securities ~~issued~~ of companies located throughout the world.

5.
Comment:  The second to last sentence under “Principal Investment Strategies” for the NVIT NASDAQ-100 Index Fund on page 5 states, “Because the NASDAQ-100 Index includes securities from several technology industries, the Fund is permitted to invest more than 25% of its net assets in securities of companies in the technology sector.” Please specifically state in the Principal Investment Strategies section that the Fund may concentrate to the extent of the NASDAQ-100 Index (consistent with disclosure specific to the Fund in the SAI under “Investment Restrictions”).  Additionally, if the NASDAQ-100 Index is currently concentrated in any industry or group of industries, please provide investment strategy disclosure with respect to such industry or group of industries. The Staff notes there is Item 9 risk disclosure with respect to consumer discretionary, consumer staples, health care, industrials and information technology.

U.S. Securities and Exchange Commission

Response: The Registrant respectfully declines to revise its disclosure consistent with the below discussion.

Concentration Disclosure

Item 4(a)(1) and Instruction 4 to Item 9(b)(1) of Form N-1A require a fund to disclose “any policy to concentrate in securities of issuers in a particular industry or group of industries.”  Section 8(b)(1)(E) of the 1940 Act permits a registrant to retain freedom of action to concentrate, provided it includes in its registration statement “a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein.”  Such discretion is permitted as long as the surrounding circumstances are described “to the extent practicable.”  See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999).

In addition to the disclosure referenced by the Staff, which is also included in Item 9 (fourth paragraph under “Principal Investment Strategies” on page 9), the Registrant also includes a “concentration risk” in both Item 4 (page 6) and Item 9 (page 10), which outlines “the risk[s] associated with exposure to any one industry or sector,” noting that the Fund “invests more than 25% of its total assets …. in the technology sector.”  The SAI (page 34 under “The NVIT NASDAQ-100 Index Fund”) further provides that the Fund:

May not purchase the securities of any issuer if, as a result, 25% or more (taken at current value) of the Fund’s total assets would be invested in the securities of issuers, the principal activities of which are in the same industry; provided, that in replicating the weightings of a particular industry in its target index, the Fund may invest more than 25% of its total assets in securities of issuers in that industry.

The Registrant also directs the Staff to the edits made in response to Comment 17 below.  Taken as a whole, the Registrant believes it has sufficiently stated the circumstances and extent to which the Fund may concentrate investments consistent with the 1940 Act, Form N-1A and Staff guidance.

Investment Strategy Disclosure

Item 9(b)(1) of Form N-1A requires the Fund to “Describe the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.”  Item 4(a)(1) of Form N-1A states: “Based on the information given in response to Item 9(b), summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) …” (emphasis added).  As such, by the terms of Form N-1A, Item 9 is meant

U.S. Securities and Exchange Commission

to provide more robust investment strategy disclosure, and Item 4 is meant to provide pared down “summary” investment strategy disclosure.

The Registrant directs the Staff to the Fund’s Item 9 disclosure (fourth sentence of third paragraph under “Principal Investment Strategies” on Page 9) which states: “The largest component of the NASDAQ-100 Index consists of companies in the technology sector, such as software, hardware, communications and other information technology industries.” (emphasis added).  The Registrant further directs the Staff to its Item 4 disclosure (fifth sentence of first paragraph under “Principal Investment Strategies” on Page 5), which states: “Because the NASDAQ-100 Index includes securities from several technology industries, the Fund is permitted to invest more than 25% of its net assets in securities of companies in the technology sector.” (emphasis added).  The Registrant believes this disclosure adequately describes the “type or types of securities in which the Fund” will invest required by Item 9(b)(1), and that it has provided a sufficient “summar[y]” of the Item 9(b) investment strategies as required by Item 4(a)(1).

6.
Comment:  The “Principal Risks” section for the NVIT NASDAQ-100 Index Fund on page 6 includes “foreign securities risk.” Please disclose in the principal investment strategies section that the Fund may invest in foreign securities.

Response: The Registrant respectfully directs the Staff to the Fund’s Item 9 disclosure (beginning of third paragraph under “Principal Investment Strategies” on page 9) which states (emphasis added):

The NASDAQ-100 Index is a stock market index made up of equity securities issued by 100 of the largest non-financial companies listed on the Nasdaq stock exchange. Some of these companies may be located outside the United States.

The Registrant has added the above italicized disclosure to the equivalent section in Item 4 (after the second sentence under “Principal Investment Strategies” on page 5) and in the SAI (after the second sentence under “The NVIT NASDAQ-100 Index Fund” on page 32) to address the Staff’s comment.

7.
Comment:  Please consider including a discussion relating to the NASDAQ-100 Index in the Fund’s Item 4 “Principal Investment Strategies” section similar to that disclosed in the third paragraph under the Item 9 “Principal Investment Strategies” on page 9.

Response: The Registrant respectfully declines to revise its disclosure consistent with its response to Comment 5 under “Investment Strategy Disclosure” above.

8.
Comment:  Given the inclusion of Item 9 risk disclosure on pages 10-11 regarding consumer discretionary, consumer staples, health care, industrials and information technology, please provide corresponding Item 4 risk disclosure.

U.S. Securities and Exchange Commission

Response:  Item 9(c) of Form N-1A requires a Fund to “Disclose the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Item 4(b)(1)(i) states: “Based on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.” (emphasis added).  As such, by the terms of Form N-1A, Item 9 is meant to provide more robust risk disclosure, and Item 4 is meant to provide pared down “summary” risk disclosure.

The Registrant respectfully directs the Staff to “Country or sector risk” on Page 3 and “Sector risk” on Page 6, each under “Principal Risks.”  The Registrant submits that these risks are designed to “summarize” the risks posed by investments in the various sectors cited by the Staff.  Therefore, the Registrant respectfully declines to revise its disclosure, as the Registrant believes it has sufficiently summarized the principal risks of the Fund based on the disclosures made under Item 9(c).

9.
Comment:  The Staff notes there is disclosure with respect to depositary receipts under “Foreign securities risk” on page 12. If the NVIT Fidelity Institutional AM® Worldwide Fund will invest in depositary receipts as a principal investment strategy, please provide corresponding Item 4 principal investment strategy disclosure. Similarly, if unsponsored depositary receipts will be a principal investment strategy, please provide specific disclosure.

Response: The Registrant confirms that the NVIT Fidelity Institutional AM® Worldwide Fund will not invest in depositary receipts as a principal investment strategy.

10.
Comment:  Please reconcile the disclosure under “temporary investments” in the last paragraph on page 13 with the disclosure in Item 4 (page 6) and Item 9 (page 12) under “Index fund risk,” which provides that the NVIT NASDAQ-100 Index Fund will not use defensive strategies.

Response: The Registrant has added the below directly following the disclosure referenced by the Staff:

The NVIT NASDAQ-100 Index Fund uses an indexing strategy and does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor securities performance, although the Fund may use temporary investments pending investment of cash balances or to manage anticipated redemption activity.

U.S. Securities and Exchange Commission

NVIT J.P. MORGAN INFLATION MANAGED FUND PROSPECTUS

11.	Comment: On page 2 under “Principal Investment Strategies,” if the Fund has a targeted maturity or duration for its fixed income securities, please add appliable disclosure.

Response: The Registrant confirms that the Fund does not have a targeted maturity or duration for its fixed income securities.

12.
Comment:  The Staff notes references to the Non-Seasonally Adjusted Consumer Price Index for all Urban Consumers (“CPI-U”) in the Fund’s principal investment strategies on pages 2-3.  Please briefly explain what items that are included in the CPI-U.  To the extent investors are likely to have significant expenses that would not be included in the CPI-U, please also consider the need to address that and the potential that while the Fund’s investment strategy may hedge inflation generally, the Fund will not necessarily hedge the types of inflation likely experienced by investors.

Response: The Registrant has added the following disclosure following the third sentence of the first paragraph under “Principal Investment Strategies” on page 7:

The CPI-U measures the changes in the cost of living, made up of components such as housing, food, transportation and energy. There can be no assurance that the CPI-U will accurately measure the real rate of inflation in the prices of goods and services, and it may not be fully representative of an investor’s personal inflation experience.

13.
Comment:  The Staff notes that there is disclosure with respect to “Corporate loans risk” on pages 4-5. If the Fund will hold covenant-lite loans, please consider providing applicable investment strategy and risk disclosure.

Response: The Fund does not intend to hold covenant-lite loans as a principal investment strategy.

14.
Comment:  The Staff notes that the Fund’s principal investment strategies references investments in corporate loans. Please include disclosure in the Prospectus that it may take longer than seven days for transactions in corporate loans to settle, which means it could take the Fund significant time to get its money after selling its investment.  Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The Registrant has added the following disclosure following the fifth sentence of the first paragraph of “Corporate loans risk” under “Risks of Investing in the Fund” section on page 10:

Transactions in corporate loans may take longer than seven days to settle.

U.S. Securities and Exchange Commission

15.
Comment:  Under the definition of “Duration” on page 8, please include a brief example illustrating the dynamic between duration and interest rates (for example, if a security has a 3-year duration, that means the security’s price could be expected to decrease by 3% if there is a 1% increase in the interest rate).

Response: The Registrant has added the following disclosure to “Interest rate risk” under the “Risks of Investing in the Fund” section on page 13:

Duration – the duration of a debt security estimates how much its price is affected by interest rate changes. For example, a duration of five years means the price of a debt security will change approximately 5% for every 1% change in its yield. Thus, the higher a security’s duration, the more volatile the security.

16.	Comment: Given the inclusion of Item 9 risk disclosure on page 10 regarding loan participations and assignments, please provide corresponding Item 4 risk disclosure.

Response:  The Registrant respectfully declines to add corresponding Item 4 risk disclosure.  Please see the Registrant’s discussion of the requirements of Item 4 and Item 9 risk disclosure under its response to Comment 8 above.

NVIT FIDELITY INSTITUTIONAL AM® WORLDWIDE FUND AND NVIT NASDAQ-100 INDEX FUND STATEMENT OF ADDITIONAL INFORMATION

17.
Comment:  Under “Investment Restrictions,” for the NVIT Fidelity Institutional AM® Worldwide Fund and the NVIT NASDAQ-100 Index Fund, the industry concentration policy states that each Fund may not purchase the securities of any issuer if, as a result, 25% or more of the Fund’s assets would be invested in the securities of issuers that are in the “same industry.”  Item 16 of Form N-1A and Section 8(b)(1) of the 1940 Act require that the Fund describe its policy with respect to concentrating investments “in a particular industry or group of industries.”  Please revise the disclosure to reference “a particular industry or group of industries.”

Response:  The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act and Item 16 of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or group of industries.  Neither Section 8(b)(1) of the 1940 Act nor the Instructions of Form N-1A require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Nonetheless, in order to satisfy the Staff’s request that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act, the Registrant will add the following disclosure as an explanatory note following the Funds’ concentration policies:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy described above under “Investment Restrictions” will be interpreted in accordance with public interpretations of the SEC and its staff

U.S. Securities and Exchange Commission

pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy will be interpreted to give broad authority to a Fund as to how to classify issuers within or among either industries or groups of related industries. Each Fund currently utilizes one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Adviser.

NVIT J.P. MORGAN INFLATION MANAGED FUND STATEMENT OF ADDITIONAL INFORMATION

18.	Comment: Please confirm if the NVIT J.P. Morgan Inflation Managed Fund has an 80% policy. If not, please delete the disclosure on page 45 relating to the Fund’s 80% policy.

Response: The Registrant has deleted the disclosure as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Michael E. Schapiro, Esquire

U.S. Securities and Exchange Commission

FUND SUMMARY: NVIT FIDELITY INSTITUTIONAL AM® WORLDWIDE FUND

Objective

The NVIT Fidelity Institutional AM® Worldwide Fund (the "Fund") seeks capital growth.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. If these charges were reflected, the expenses listed below would be higher. See the variable insurance contract prospectus, which may impose sales charges and other additional contract-level expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I Shares	Class II Shares
Management Fees	0.47%	0.47%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses(1)	0.34%	0.34%
Total Annual Fund Operating Expenses	0.81%	1.06%

(1) "Other Expenses" is based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$83	$259
Class II Shares	108	337

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund has not commenced operations as of the date of this Prospectus.

Principal Investment Strategies

The Fund invests in equity securities located throughout the world, including the United States. Under normal market conditions, the Fund's subadviser invests the Fund's assets primarily in common stocks. The Fund may invest in issuers of any market capitalization, including smaller companies. The Fund typically invests in at least five countries including the United States. The Fund also may invest in emerging market countries. Emerging market countries typically are developing and low- or middle-income countries, and may be found in regions such as Asia, Latin America, Eastern Europe, the Middle East and Africa. Many of the securities in which the Fund invests are denominated in currencies other than the U.S. dollar. The Fund's subadviser normally allocates the Fund's investments across different countries and regions. The Fund may have significant investments in one or more countries or in particular sectors.

In buying and selling securities for the Fund, the subadviser relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions. The Fund may engage in frequent and active trading of portfolio securities.

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U.S. Securities and Exchange Commission

FUND SUMMARY: NVIT NASDAQ-100 INDEX FUND

Objective

The NVIT NASDAQ-100 Index Fund (the "Fund") seeks to match the performance of the NASDAQ-100 Index® as closely as possible before the deduction of Fund expenses.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. If these charges were reflected, the expenses listed below would be higher. See the variable insurance contract prospectus, which may impose sales charges and other additional contract-level expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I Shares	Class II Shares
Management Fees	0.17%	0.17%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses[1]	0.42%	0.42%
Total Annual Fund Operating Expenses	0.59%	0.84%
Fee Waiver/Expense Reimbursement[2]	(0.12)%	(0.12)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.47%	0.72%

(1) "Other Expenses" is based on estimated amounts for the current fiscal year.

(2) Nationwide Variable Insurance Trust (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.22% until at least April 30, 2026. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, compensation payable to parties not affiliated with the Adviser for the recovery of tax reclaims, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date on which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$48	$177
Class II Shares	74	256

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund has not commenced operations as of the date of this Prospectus.

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U.S. Securities and Exchange Commission

FUND SUMMARY: NVIT J.P. MORGAN INFLATION MANAGED FUND

Objective

The NVIT J.P. Morgan Inflation Managed Fund (the "Fund") seeks to maximize inflation protected total return.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. If these charges were reflected, the expenses listed below would be higher. See the variable insurance contract prospectus, which may impose sales charges and other additional contract-level expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I Shares	Class II Shares
Management Fees	0.16%	0.16%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses[(1)]	0.34%	0.34%
Total Annual Fund Operating Expenses	0.50%	0.75%

(1) "Other Expenses" is based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$51	$160
Class II Shares	77	240

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund has not commenced operations as of the date of this Prospectus.

Principal Investment Strategies

The Fund is designed to protect the total return generated by its core fixed income holdings, as further described below, from inflation risk. As used in the Fund's objective, "total return" includes income and capital appreciation. The Fund seeks to hedge the risk of inflation by using swaps that are based on the Non-Seasonally Adjusted Consumer Price Index for all Urban Consumers ("CPI-U") in combination with its core portfolio of bonds and other debt securities. The CPI-U measures the changes in the cost of living, made up of components such as housing, food, transportation and energy. There can be no assurance that the CPI-U will accurately measure the real rate of inflation in the prices of goods and services. This strategy is intended to create the equivalent of a portfolio of inflation-protected bonds. The Fund also may purchase other investments, including actual inflation-protected securities, such as Treasury Inflation Protected Securities ("TIPS"). "Inflation Managed" in the Fund's name does not refer to a type of security in which the Fund invests, but rather describes the Fund's overall strategy of creating a portfolio to maximize inflation protected total return.

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